EXHIBIT 11

AIRGAS, INC.

EARNINGS PER SHARE CALCULATIONS

	Three Months Ended		Six Months Ended
	September 30,		September 30,
(In thousands, except per share amounts)	2003	2002	2003	2002

Weighted Average Shares Outstanding:
Basic shares outstanding	72,600	70,400	72,200	70,100
Stock options and warrants – incremental shares	1,800	1,500	1,900	1,900

Diluted shares outstanding	74,400	71,900	74,100	72,000

Net earnings	$19,113	$19,200	$37,641	$33,244

Basic earnings per share	$.26	$.27	$.52	$.47

Diluted earnings per share	$.26	$.27	$.51	$.46